WAIVER AND ACKNOWLEDGEMENT

TO:	0860132 B.C. Ltd. (“Numberco”) and its board of directors

AND TO:	Alderon Resource Corp. (“Pubco”) and its board of directors

RE:	Option Agreement between Altius Resources Inc. (“Altius”) and Numberco dated the 2nd day of November, 2009 (the “Agreement”)

(Capitalized words and phrases used but not defined herein have the meanings attributed to them in or for the purposes of the Agreement)

WHEREAS the terms of the Agreement contemplate that Pubco will conduct one or more equity financings (the “Seed Financings”) for gross proceeds that, when combined with the cash held by Pubco prior to the first of the Seed Financings, will be at least $5,000,000 (the “Seed Financing Threshold”);

AND WHEREAS the terms of the Agreement contemplate that after the Seed Financing Threshold is obtained, Pubco will conduct a secondary financing following the Closing Date of at least $5,000,000 at a price per share which is at least twice the price of the highest priced Seed Financing (the “Price Condition”);

AND WHEREAS the terms of the Agreement contemplate that the number of Payment Shares to be delivered to Altius at Closing shall result in Altius owning 50% of the issued and outstanding common shares of Pubco on a fully diluted basis, calculated immediately following the time the Seed Financing Threshold is obtained;

AND WHEREAS Pubco has already conducted a subscription receipt financing for aggregate gross proceeds of $1,500,000, which forms part of the Seed Financings, and Pubco is contemplating conducting an equity financing for further gross proceeds of $10,000,000 (the “Pubco Financing”), at a post-consolidated price of $1.00 per share (the “Pubco Financing Price”);

AND WHEREAS following the completion of an approved 2 for 1 share consolidation of Pubco’s currently outstanding shares, the acquisition of Numberco by Pubco, and the conversion of the subscription receipts into post-consolidated shares of Pubco, Pubco will have 24,279,081 common shares and 4,000,000 share purchase warrants outstanding;

AND WHEREAS Altius is willing to waive the Price Condition and acknowledge the interpretation of certain terms of the Agreement;

NOW THEREFORE THIS WAIVER AND ACKNOWLEDGMENT WITNESSES that in consideration of payment by each party to the other, the sum of $10 (the receipt and sufficiency of which is hereby acknowledged by each party) and of the covenants and agreements contained herein the parties covenant and agree as follows:

(a)                                  Subject to completion of the Pubco Financing at the Pubco Financing Price, the undersigned, hereby permanently and irrevocably waives the Price Condition and agrees that the Secondary Financing contemplated in section 6.3 of the Agreement shall be deemed to have been completed.

(b)                                 The undersigned further acknowledges that the number of Payment Shares issuable to it pursuant to section 4.2 of the Agreement will be determined at the time the Seed Financing Threshold is met, and that the completion of the Pubco Financing will result in cash in the treasury in an amount greater than the amount required to meet the Seed Financing Threshold. For greater certainty, the calculation of the number of Payment Shares issuable pursuant to section 4.2 of the Agreement will be done based on the number of shares of Pubco outstanding on a fully diluted basis as if only the number of Pubco shares necessary to satisfy the Seed Financing Threshold were issued in the Pubco Financing and will not include Pubco shares issued beyond the amount required to satisfy the Seed Financing Threshold.  Based on the securities of Pubco to be outstanding as disclosed in the Recitals above, and assuming the issuance of 3,500,000 common shares in the Pubco Financing in order to first satisfy the Seed Financing Threshold, being a total of $5,000,000, the parties acknowledge that Pubco will have an aggregate of 31,779,081 common shares outstanding, on a fully diluted basis, and as such, and in the absence of the issuance of any further securities of Pubco prior to the completion of the Pubco Financing, the undersigned will be issued 31,779,081 common shares pursuant to section 4.2 of the Agreement, on exercise of the Option.

(c)                                  This Waiver and Acknowledgement may be executed in counterparts and delivered via facsimile or other electronic means.

(d)                                 This Waiver and Acknowledgement shall be governed by and construed in accordance with the laws of the Province of Newfoundland and Labrador and the federal laws of Canada applicable therein.

(e)                                  This Waiver and Acknowledgement shall enure to the benefit of the parties and their respective successors (including any successor by reason of amalgamation) and assigns, and be binding upon the parties and their successors (including any successor by reason of amalgamation) and assigns.

DATED effective as of January 15, 2010.

ALTIUS RESOURCES INC.

By:	“Ben Lewis”
Authorized Signatory

The foregoing is in accordance with our understanding and is acknowledged and agreed by us as of January 15, 2010

0860132 B.C. LTD.

By:	“Mark J. Morabito
Authorized Signatory

ALDERON RESOURCE CORP.

By:	“Jeff Durno”
Authorized Signatory